Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Gamida Cell Ltd. for the registration of ordinary shares, debt, warrants, rights or units and to the incorporation by reference therein of our report dated March 31, 2023 (which contain an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in the notes to the consolidated financial statements), with respect to the consolidated financial statements of Gamida Cell Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Kost Forer Gabbay & Kasierer
Kost Forer Gabbay & Kasierer
A Member of Ernst & Young Global

November 15, 2023
Tel-Aviv, Israel